Mail Stop 4561

October 30, 2008

By U.S. Mail and Facsimile to (330) 490-4555

Thomas W. Swidarski, Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road, PO Box 3077
North Canton, OH 44720-8077

> **Re:** **Diebold, Incorporated**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed September 30, 2008**
> **File No. 001-04879**

Dear Mr. Swidarski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 18

Performance Graph, page 19

1. We note that your performance graph plots your performance against three indexes, including the Custom Composite Index, a peer group index you created. This does not appear to comply with the requirements of Item 201(e) of Regulation S-K. Please explain, or revise this graph in future filings to comply with Item 201(e).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 33

2.	In future filings, your MD&A section should be revised to provide a more detailed analysis of your business as seen through the eyes of those who manage that business. See SEC Release No. 34-48960. For example, but without limitation, in your overview, you list several factors that you believe drive your future performance. Your MD&A section, however, does not appear to discuss, or to the extent possible, quantify, these factors in any detail. Note that this comment also applies to your filings on Form 10-Q.

3.	Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 34 addressing the decrease in operating profit. Please note that prefacing the reference to these sources of changes with the words "mainly" or "primarily" obscures the ability of the reader to identify the material sources of the change. Please refer to Section III.D of SEC Release No. 34-48960. Note that this comment also applies to your filings on Form 10-Q.

4.	Your discussion of revenues should indicate in quantified terms the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of products sold and services provided. As material, your disclosure should also include a discussion of pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues. See Item 303(a)(3)(iii) of Regulation S-K. Note that this comment also applies to your filings on Form 10-Q.

Controls and Procedures, page 107

Disclosure Controls and Procedures, page 108

5.	Please explain how your management concluded that although your disclosure controls and procedures were not effective, it believed that the consolidated financial statements fairly present, in all material respects, your financial position, results of operations and cash flows as of the dates, and for the periods, presented, in conformity with GAAP. Note that this comment also applies to your filings on Form 10-Q.

Directors, Executive Officers and Corporate Governance, page 113

6.   Please revise the biographical information of your directors to ensure that you completely describe each individual's business experience for the past five years. See Item 401 of Regulation S-K.

Certain Relationships and Related Party Transactions, and Director Independence, page 157

7.   Your disclosure in this section does not appear to comply with Item 404(b) of Regulation S-K. You state that you do not engage in transactions with directors or their affiliates if a transaction would cause an independent director to no longer be deemed independent, would present the appearance of a conflict of interest or is otherwise prohibited by law, rule or regulation. Included on the list of instances where a director will be determined not to be independent is: "The director has not engaged in a transaction with the Company for which the Company has been or will be required to make a disclosure under Item 404(a) of Regulation S-K promulgated by the SEC." Please confirm that you have no transactions with related persons required to be disclosed by Item 404(a) of Regulation S-K or disclose those transactions in your response letter. In future filings, please revise this section to clearly describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director